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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Canterbury Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 West Washington Boulevard
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason M. Carver (312)563-8238
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jason M. Carver**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Canterbury Securities Corporation** as of **September 30, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
CARRIE A GREENBERG
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/10/08

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Canterbury Securities Corporation

Statement of Financial Condition Report

September 30, 2005

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Canterbury Securities Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Canterbury Securities Corporation as of September 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Canterbury Securities Corporation as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 18, 2005

Canterbury Securities Corporation

Statement of Financial Condition
September 30, 2005

Assets		
Cash	$	19,017
Income tax receivable from affiliate		23,059
Total assets	$	42,076
Liabilities and Stockholder's Equity		
Payable to affiliates	$	4,399
Accounts payable, accrued expenses and other liabilities		6,250
Total liabilities		10,649
Stockholder's Equity		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 1,000 shares		-
Additional paid-in capital		69,734
Accumulated deficit		(38,307)
Total stockholder's equity		31,427
Total liabilities and stockholder's equity	$	42,076

The accompanying notes are an integral part of the statement of financial condition.

Canterbury Securities Corporation

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Canterbury Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company is licensed in Illinois. The Company is a wholly owned subsidiary of Alaron Holdings Corporation (Alaron or the Parent), which purchased all of the outstanding stock of the Company on May 11, 2002. The Company engages in consulting services to small and medium-sized businesses.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Revenue is recognized as services are provided and billed to customers.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Income taxes: The Company is included in the consolidated Federal return of the Parent. Under a tax-sharing arrangement, income tax expense (benefit) is calculated at a consolidated level and allocated pro rata to the subsidiaries.

Deferred tax assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets of a change in tax rates is recognized in income in the period that includes the enacted date.

Note 2. Related Parties

The Parent provides the Company with office space, access to use of its business machines, use of telephone and facsimile lines and hardware, and periodic use of clerical employees. The Company can utilize the clerical employees provided that the business demands of the Company do not interfere with the obligations of such employees to the Parent.

The Company periodically performs consulting services for the Parent and other related affiliates.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2005, the Company had net capital of $8,368, which was $3,368 in excess of its required net capital of $5,000. At September 30, 2005, the Company's net capital ratio was 1.27.